VCP Advisors LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended June 30, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2018 (MM/DD/YY) AND ENDING June 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VCP Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Ave 4th Floor
(No. and Street)

New York, New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender 646-290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven C. Bender _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VCP Advisors, LLC _____, as of _____ JUNE 30 _____, 20 19 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ NONE _____

_____

_____

_____ ♦t C Bveh
Signature

FINANCIAL PRINCIPAL
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.	MARJORIE ELLEN YALE NOTARY PUBLIC, STATE OF NEW YORK Registration No. 01YA6310043 Qualified in Erie County My Commission Expires August 18, 2022

State of New York _____
County of ERIE _____
Subscribed and sworn to (or affirmed) before me on this 1st day of August _____, 2019 by
_____ Steven Bender _____ proved to me on the basis of satisfactory evidences to be
the person who appeared before me.
Notary Public _____



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of VCP Advisors LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VCP Advisors LLC (the "Company") as of June 30, 2019, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 7, 2019

VCP ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2019

ASSETS

Cash	$	378,273
Accounts receivable		141,762
Prepaid expenses		5,755
Security deposit		3,500
TOTAL ASSETS	**$**	**529,290**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable & accrued expenses	$	8,433
Total current liabilities		**8,433**

Member's equity

Member's equity		520,857
Total member's equity		**520,857**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**529,290**

See accompanying notes to the financial statements.

VCP ADVISORS LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2019

Revenue

Placement fees	$ 492,917
Advisory fees	40,000
Other income	9,019
Total revenues	541,936

Expenses

Employee compensation and payroll taxes	326,206
Consulting fees	33,000
Professional fees	12,136
Rent	51,984
Regulatory and compliance	4,359
Communications	22,776
Travel and entertainment	31,988
Other operating expenses	39,477
Total expenses	521,926

Net income	**$ 20,010**

See accompanying notes to the financial statements.

VCP ADVISORS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2019

	Member's Equity
Balance at June 30, 2018	$ 406,609
Net Income	20,010
Capital Contributions	94,238
Balance at June 30, 2019	$ 520,857

VCP ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2019

Cash flows from operating activities:		
Net income	$	20,010
Adjustments to reconcile net income to net cash		
flows used in operating activites:		
(Increase) decrease in operating assets:		
Accounts receivable		203,667
Prepaid expenses		(63)
Increase (decrease) in operating liabilities:		
Accounts payable & accrued expenses		925
Net cash used in operating activities		224,539
Cash flows from financing activities:		
Capital contributions		94,238
Net cash provided by financing activities		94,238
Net increase in cash		318,777
Cash, beginning of year		59,496
Cash, end of year	$	378,273

Supplemental Disclosures of Cash Flow Information

Interest	$0
Income Taxes	$0

Noncash investing and financing activities:
The $94,238 capital contributons include expenses paid by
the member on behalf of the company of $14,268

See accompanying notes to the financial statements.

VCP ADVISORS LLC
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2019

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

VCP Advisors LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on April 23, 2014. The Company was organized on August 9, 2013 in the State of New York and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in New York and its sole member is VCP Advisors Limited (the "Member"), a foreign company. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

Placement fees are recognized at the point in time when the Company's performance under the terms of the contract arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been met.

For advisory fees, the Company receives in advance of each transaction's closing or they are paid without a corresponding success fee. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and delivered to and consumed by the customer.

Income Taxes

The Company has elected to be taxed as a C-Corporation pursuant to the Internal Revenue Code and applicable state laws. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Income tax expense is based on income reported in the accompanying statements of income adjusted for differences that will enter into computation of taxes payable under applicable tax laws.

Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Temporary differences giving arise to the deferred tax asset consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes and operating loss carry-forwards available to offset future taxable income. Deferred tax assets and liabilities are identified separately as current or noncurrent based on the classification of the related asset or liability. A deferred tax asset or liability not associated with an asset or liability for financial reporting purposes is classified as current or noncurrent according to the expected reversal date of the temporary difference.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company accounts for certain tax positions in accordance with the Income Tax Topic of the FASB – Accounting Standards Codification. The Income Taxes Topic of the FASB - Accounting Standards Codification prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. It also provides guidance related to uncertain tax positions such as recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through the date the financial statements were available to be issued.

2) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company beginning with its year ended June 30, 2020. The Company's lease is month-to-month, consequently ASC Topic 842 is not expected to have a material impact on the Company's financial statements and related disclosures.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers; Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company beginning July 1, 2018. The Company determined that no transition adjustment as of that date was required for the one applicable contract balance due to collection uncertainty. This contract balance was collected in June 2019, and the revenue recognized during the year ended June 30, 2019.

3) RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") dated April 2, 2014, the sole member allocates support services for the Company including, among others, employee compensation, office space, group insurance, and communications in the normal course of business.

The Company pays a monthly fee pursuant to the Agreement. For the year ended June 30, 2019, fees charged by the sole member totaled $14,268 all of which was forgiven and treated as a contribution to capital. As of June 30, 2019 there was no payable.

4) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer. One customer accounted for 68% of the Company's private placement fees as well as 100% of the accounts receivable for the year ended June 30, 2019.

The Company's cash balances exceed insured limits at times. Cash was $278,273 as of June 30, 2019 on the accompanying Statement of Financial Condition.

5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2019, the Company had net capital of $369,840 which is $364,840 in excess of required net capital of $5,000. The Company's net capital ratio at June 30, 2019 is 0.0228 to 1.

5) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

6) RENT EXPENSE

The Company is currently leasing its premises on a month to month basis beginning February 2, 2015. Rent expense for the year ended June 30, 2019 amounted to $51,984.

7) INDEMNIFICATIONS AND GUARANTEES

In normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8) INCOME TAXES

Available net operating loss carry forwards were sufficient to offset taxable income for the year ended June 30, 2019. The company realized a $4,002 tax benefit, for which a 100% allowance had been taken, accordingly no income tax provisions has been provided in the accompanying financial statements. The Company has a Federal net operating loss carry forward of approximately $658,000, and the related deferred tax asset has been fully allowed for at June 30, 2019.

The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. As the Company has not filed its June 30, 2017 or 2018 tax returns, the June 30, 2016, 2017 and 2018 tax years of the Company remains subject to examination by US Federal and certain state and local tax authorities.

9) SUBSEQUENT EVENT

Subsequent to year end but prior to the issuance of these financial statements, the June 30, 2017 income tax return was filed.

Schedule I

VCP ADVISORS LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED JUNE 30, 2019

Computation of net capital		
Total member's equity		$ 520,857
Non-allowable assets, deductions and charges:		
Accounts receivable	$ 141,762	
Prepaid expenses	5,755	
Security deposit	3,500	
Total non-allowable assets, deductions and charges		151,017
Net capital		$ 369,840
Computation of net capital requirements		
Minimum net capital required (6 2/3%		$ 562
Minimum dollar net capital requirement		$ 5,000
Greater of the above net capital requirements		$ 5,000
Excess net capital		$ 364,840
Excess net capital at 120% of the minimum required of total aggregate indebtedness)		$ 363,840
Computation of aggregate indebtedness ratio to net capital		
Total aggregate indebtedness in the statement of financial condition		$ 8,433
Percentage of aggregate indebtedness to net capital		2%
Ratio of aggregate indebtedness to net capital		0.0228 to 1

RECONCILIATION OF NET CAPITAL

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA dated June 30, 2019.

See Report of Independent Registered Public Accounting Firm and accompaning notes.

VCP ADVISORS LLC
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED JUNE 30, 2019

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See Report of Independent Registered Public Accounting Firm and accompaning notes.

Schedule III

VCP ADVISORS LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED JUNE 30, 2019

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See Report of Independent Registered Public Accounting Firm and accompaning notes.

VCP Advisors LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2019



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of VCP Advisors LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) VCP Advisors LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which VCP Advisors LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) VCP Advisors LLC stated that VCP Advisors LLC met the identified exemption provisions throughout the year ended June 30, 2019 without exception. VCP Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VCP Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 7, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

VCP / ADVISORS

VCP Advisors LLC
535 5th Avenue
New York, 10017
USA

Assertions Regarding Exemption Provisions

We, as members of management of VCP Advisors LLC ("the Company"), are responsible
for compliance with the annual reporting requirements under Rule 17a-5 of the
Securities Exchange Act of 1934. Those requirements compel a broker or dealer
to file annuals reports with the Securities Exchange Commission (SEC) and the
broker or dealer's designated examining authority (DEA). One of the reports to
be included in the annual filing is an exemption report prepared by an
independent public accountant based upon a review of assertions provided by the
broker or dealer. Pursuant to that requirement, the management of the Company
hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3
by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year
ended June 30, 2019.

VCP Advisors LLC

By:

_____
Steven C Bender, Financial Principal

535 5th Avenue, New York, 10017, USA
Telephone +1 (646) 274 1280

VCP Advisors LLC
Member FINRA / SIPC

VCP Advisors LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2019



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of VCP Advisors LLC.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by VCP Advisors LLC and the SIPC, solely to assist you and SIPC in evaluating VCP Advisors LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. VCP Advisors LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on VCP Advisors LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of VCP Advisors LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 7, 2019


VCP Advisors LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2019


	Amount
Total assessment	$ 813
SIPC-6 general assessment	
Payment made on January 17, 2019	(38)
SIPC-7 general assessment	
Payment made on July 23, 2019	(775)
Total assessment balance	
(overpayment carried forward)	$ -